UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Idenix Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
45166R 20 4
(CUSIP Number)

Copies to:
Geralyn S. Ritter
Senior Vice President, Global Public Policy and Corporate Responsibility,
Secretary and Assistant General Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100
(908) 423-1000

Copy to:
James Modlin
David Schwartz
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, NY 10004
(212) 837-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 8, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45166R 20 4

1	NAMES OF REPORTING PERSONS MERCK & CO., INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,477,560 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,477,560 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (1)
14	TYPE OF REPORTING PERSON CO

(1)
An aggregate of 22,477,560 shares of common stock, par value $0.001 per share, of Idenix Pharmaceuticals, Inc. (the “Issuer”) are subject to a Support Agreement dated June 8, 2014 (the “Support Agreement”), entered into by Merck & Co., Inc. (“Parent”), Imperial Blue Corporation (“Merger Sub”), a wholly-owned subsidiary of Parent, and The Baupost Group, L.L.C. (the “Stockholder”). Parent and Merger Sub expressly disclaim beneficial ownership of any shares of Issuer common stock subject to the Support Agreement. Based on 150,856,104 shares of Issuer common stock outstanding as of the close of business on June 8, 2014 (as represented by the Issuer in the Merger Agreement, discussed in Items 3 and 4 of this Schedule 13D), the aggregate number of shares of Issuer common stock subject to the Support Agreement represents approximately 14.9 % of the Issuer’s outstanding common stock as of the close of business on June 8, 2014.

CUSIP No. 45166R 20 4

1	NAMES OF REPORTING PERSONS IMPERIAL BLUE CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,477,560 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,477,560 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (1)
14	TYPE OF REPORTING PERSON CO

(1)
An aggregate of 22,477,560 shares of common stock, par value $0.001 per share, of the Issuer are subject to the Support Agreement. Parent and Merger Sub expressly disclaim beneficial ownership of any shares of Issuer common stock subject to the Support Agreement. Based on 150,856,104 shares of Issuer common stock outstanding as of the close of business on June 8, 2014 (as represented by the Issuer in the Merger Agreement, discussed in Items 3 and 4 of this Schedule 13D), the aggregate number of shares of Issuer common stock subject to the Support Agreement represents approximately 14.9 % of the Issuer’s outstanding common stock as of the close of business on June 8, 2014.

Item 1.    Security and Issuer
This Schedule relates to the common stock, par value $0.001 (the “Shares”), of Idenix Pharmaceuticals, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 320 Bent Street, Cambridge, Massachusetts 02141.
Item 2.    Identity and Background
This Schedule is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Merck & Co., Inc., a New Jersey corporation (“Parent”), and Imperial Blue Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”, and together with Parent, the “Reporting Persons”). The address of the principal business and the principal office of each of the Reporting Persons is One Merck Drive, P.O. Box 100, Whitehouse Station, NJ 08889-0100.
Parent is a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies, animal health, and consumer care products, which it markets directly and through its joint ventures. Merger Sub has not conducted any business and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the Merger Agreement (as defined below) and the transactions contemplated thereby.
The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.
During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.    Source and Amount of Funds or Other Consideration
The total amount of funds required by the Reporting Persons to purchase all of the outstanding Shares in the Offer (as defined below) and the Merger (as defined below) is approximately $3.85 billion, plus related fees and expenses. The Reporting Persons currently have available to them in cash on hand all funds necessary for these payments.
Item 4.    Purpose of Transaction
On June 8, 2014, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), among the Issuer, Parent, and Merger Sub. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding Shares at a price of $24.50 per Share in cash, net to the seller in cash but subject to any applicable withholding of taxes (the “Offer Price”).
The obligation of Parent and Merger Sub to consummate the Offer is subject to the condition that there be validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the outstanding Shares on a fully diluted basis as of the scheduled expiration of the Offer (assuming the issuance of all Shares issuable upon the exercise of all outstanding options and other rights to purchase Shares). The obligation of Merger Sub to consummate the Offer is subject to the expiration of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary closing conditions. Consummation of the Offer is not subject to a financing condition. The parties have agreed that the initial expiration date of the Offer will be August 4, 2014.

Following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Issuer pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”) as provided in the Merger Agreement, with the Issuer being the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share (other than (i) Shares owned by Parent, Merger Sub, the Issuer or any of their respective direct or indirect wholly-owned subsidiaries and (ii) Shares held by stockholders who have properly demanded appraisal of such Shares in accordance with the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any applicable withholding of taxes. The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the acquisition by Merger Sub of one share more than 50% of the number of Shares that are then issued and outstanding. If the Merger is effected pursuant to Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. The closing of the Merger is subject to customary closing conditions.
Concurrently with the execution of the Merger Agreement, The Baupost Group, L.L.C. (the “Stockholder”) entered into a support agreement (the “Support Agreement”) with Parent and Merger Sub with respect to 22,477,560 shares owned by the Stockholder (the “Subject Shares”). Pursuant to the terms of the Support Agreement, such Stockholder has agreed to not sell its Subject Shares, to not solicit any acquisition proposals and to vote it Subject Shares against any competing acquisition proposals. The Subject Shares comprise approximately 14.9% of all outstanding Shares. The Support Agreement will terminate in certain circumstances, including upon termination of the Merger Agreement. Shared voting power with respect to the Subject Shares may be deemed to have been acquired through execution of the Support Agreement. The Reporting Persons have not expended any funds in connection with the execution of the Support Agreement.
The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, the Issuer while allowing the Issuer’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. After the consummation of the Offer, Parent and Merger Sub intend to consummate the Merger as promptly as practicable, subject to the satisfaction or waiver of certain conditions. At the effective time of the Merger, (i) the certificate of incorporation of the surviving corporation will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) the bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the surviving corporation and (iii) the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the initial directors and officers of the surviving corporation. Following the Merger, the Shares will no longer be traded on the NASDAQ Global Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated. Except as set forth in this Schedule 13D and in connection with the Offer, the Merger and the Support Agreement described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
The foregoing description of the (i) Merger Agreement and the transactions contemplated thereby and (ii) the Support Agreement and the transactions contemplated thereby, in each case, do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and which is incorporated herein by reference, and to the Support Agreement, which is filed as Exhibit 99.1 hereto and which is incorporated herein by reference.
The Offer has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell Shares, nor is it a substitute for the tender offer materials that Parent and Merger Sub will file with the Securities and Exchange Commission (“SEC”) upon commencement of the Offer. At the time the Offer is commenced, Parent and Merger Sub will file tender offer materials on Schedule TO, and the Issuer will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of Shares are urged to read these documents when they become available because they will contain important information that holders of Issuer securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

Item 5.    Interest in Securities of the Issuer
(a), (b).    Other than those Subject Shares that may be deemed to be beneficially owned in connection with the Support Agreement, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares. As a result of the Support Agreement, the Reporting Persons may be deemed to have the power to vote up to an aggregate of 22,477,560 Shares against certain matters set forth in Item 4 above, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may each be deemed to be the beneficial owner of an aggregate of 22,477,560 Shares. The Subject Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 14.9% of the issued and outstanding Shares as of June 8, 2014 (based on 150,856,104 Shares outstanding as of the close of business on June 8, 2014, as represented by the Issuer in the Merger Agreement). The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Subject Shares, except as otherwise expressly provided in the Support Agreement. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of the Subject Shares. Except as set forth herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.
(c)    Except for the Merger Agreement and the Support Agreement, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).
(d)    To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.
(e)    Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except for the Merger Agreement and the Support Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
Item 7.    Material to Be Filed as Exhibits

2.1
Agreement and Plan of Merger, dated as of June 8, 2014, by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 9, 2014).

2.2	Form of Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 9, 2014).
99.1	Joint Filing Agreement, dated as of June 13, 2014, by and between Parent and Merger Sub.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2014	MERCK & CO., INC.
/s/ Katie E. Fedosz
	Name:	Katie E. Fedosz
	Title:	Senior Assistant Secretary

IMPERIAL BLUE CORPORATION
/s/ Sunil A. Patel
Name:	Sunil A. Patel
Title:	Vice President

Schedule A
1.    Merck & Co., Inc.
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Parent are set forth below. If no business address is given, the director’s or executive officer’s business address is c/o Merck & Co., Inc., One Merck Drive, P.O. Box 100, Whitehouse Station, NJ 08889-0100. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Parent. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Age	Position

Kenneth C. Frazier	59	Chairman, President and Chief Executive Officer; Director
Leslie A. Brun	61	Director
Thomas R. Cech	66	Director
Thomas H. Glocer	54	Director
William B. Harrison, Jr.	70	Director
C. Robert Kidder	69	Director
Rochelle B. Lazarus	66	Director
Carlos E. Represas*	68	Director
Patricia F. Russo	61	Director
Craig B. Thompson	61	Director
Wendell P. Weeks	54	Director
Peter C. Wendell	63	Director

Adele D. Ambrose	57	Senior Vice President and Chief Communications Officer
Robert M. Davis	48	Executive Vice President and Chief Financial Officer
Willie A. Deese	58	Executive Vice President and President, Merck Manufacturing Division
Richard R. Deluca, Jr.	51	Executive Vice President and President, Merck Animal Health
Clark Golestani	47	Executive Vice President and Chief Information Officer
Mirian M. Graddick-Weir	59	Executive Vice President, Human Resources
Bridgette P. Heller	52	Executive Vice President and President, Merck Consumer Care
Michael J. Holston	51	Executive Vice President and Chief Ethics and Compliance Officer
Rita A. Karachun	50	Senior Vice President Finance-Global Controller
Bruce N. Kuhlik	57	Executive Vice President and General Counsel
Roger M. Perlmutter	61	Executive Vice President and President, Merck Research Laboratories
Michael Rosenblatt	66	Executive Vice President and Chief Medical Officer
Adam H. Schechter	49	Executive Vice President and President, Global Human Health

* Citizen of Spain and Mexico

2.    Imperial Blue Corporation
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Merger Sub are set forth below. If no business address is given, the director’s or executive officer’s business address is c/o Merck & Co., Inc., One Merck Drive, P.O. Box 100, Whitehouse Station, NJ  088890100. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Merger Sub. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Age	Position

Sunil A. Patel	43	Director, Vice President
Lawrence D. Senour	49	Director

Robert M. Davis	48	Chief Executive Officer
Bruce N. Kuhlik	57	Vice President
Deepa Talpade	44	Secretary